ZimCal Urges All Medallion Stockholders to Vote for Its Board Candidates Before the June 11th, 2024 Shareholder Meeting

- The only way to unlock MFIN's true value starts with changing the Board of Directors.
- ZimCal's Board candidates bring independence, leadership and experience.
- ZimCal's candidates will always put stockholders, not management, first.

June 10, 2024 03:25 PM Pacific Daylight Time

MINNEAPOLIS--(BUSINESS WIRE)--ZimCal Asset Management, LLC, and its affiliates BIMIZCI Fund LLC, Warnke Investments LLC and Stephen Hodges (collectively "ZimCal") issue a final and persuasive summary outlining the need for change at Medallion Financial Corp. ("MFIN"). ZimCal believes the **upside potential for MFIN is tremendous** if it can implement common-sense changes. ZimCal asks ALL stockholders to vote for its exceptional candidates to MFIN's Board of Directors (the "Board") using the WHITE proxy card.

Further instructions can be found at www.restoretheshine.com/vote.

ZimCal believes that MFIN will do whatever it can to maintain the status quo, which has enriched management at the expense of stockholders. ZimCal believes that the true resistance to Board change is because Andrew Murstein, the President and COO of MFIN, is afraid of being held accountable by two new independent Board members and is concerned about how that might impact the Board's ability to continue to shield him from the SEC charges. **MFIN and Mr. Murstein are under an SEC investigation for violations of securities laws** including fraud and touting, and the SEC alleges that Mr. Murstein lied on several occasions, including to MFIN's auditors. Stockholders have paid for Mr. Murstein's legal defense. ZimCal has been the subject of false allegations by MFIN and was forced to issue a Cease and Desist letter to the company demanding the correction of recent false and misleading statements.

ZimCal is one of the largest investors in Medallion Financial Corp. (the "Company" or "MFIN"), has $15.75 million in debt and equity exposure and has been invested in MFIN for over 3 years. ZimCal has increased its stockholdings to 90,010 shares and has almost $8 million of cash invested in MFIN. ZimCal is currently in a proxy contest to improve MFIN by replacing two Directors on MFIN's Board with two more highly qualified individuals. ZimCal **ONLY benefits through an increase in the value of MFIN** and if MFIN can implement the changes ZimCal is recommending, ZimCal believes that the upside potential for the Company is tremendous.

Visit www.restoretheshine.com/nominees to learn about our highly qualified nominees.

Vote for our two exceptional candidates by voting online or via mail using the WHITE proxy card. Even if you have already voted, you can still vote for our candidates and only your most recent vote will count. Full instructions can be found at www.restoretheshine.com/vote.

About ZimCal Asset Management, LLC

ZimCal Asset Management is an alternative investment firm focused primarily on niche, illiquid and complex credit investment opportunities with a specialization in bank investing.

See www.restoretheshine.com/#About for more details.

Solicitation Information

Stockholders are urged to read ZimCal's definitive proxy statement and WHITE proxy card because they contain important information about the ZimCal nominees and related matters. Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed by ZimCal on the web site of the Securities and Exchange Commission (SEC) at www.sec.gov or may access the SEC website through www.restoretheshine.com. Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

Participants in Solicitation

The identity of the participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise is contained in ZimCal's definitive proxy statement filed with the SEC on April 26, 2024.

Contacts

Media contact: nicole@nh-consult.com